As filed with the Securities and Exchange Commission on November 23, 2005

Registration No. 333-34404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. __	[ ]
Post-Effective Amendment No. 9	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices)

(800) 525-9852
Depositor's Telephone Number, including Area Code

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford Connecticut 06156

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective (check appropriate box)

[X] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on _______________, pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
[ ] on _______________, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

The Prospectus, as supplemented, dated April 29, 2005, is incorporated into Part A of this Post-Effective Amendment No. 9 to Registration Statement on Form N-6 (File No. 333-34404) by reference to Registrant's filings under Rule 497(c), as filed on April 29, 2005, and 497(e) as filed on July 6, 2005, July 8, 2005, August 22, 2005, September 20, 2005, September 28, 2005, October 7, 2005, and November 18, 2005, (File No. 333-34404).

ESTATE DESIGNER

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated November 23, 2005, to the Prospectus dated April 29, 2005

This supplement adds certain information to and amends certain information contained in the prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

_____

IMPORTANT INFORMATION REGARDING FUND CLOSURES AND MERGERS

ING AIM Mid Cap Growth Portfolio. On December 2, 2005, the ING AIM Mid Cap Growth Portfolio was closed to new investors and to new investments by existing investors. Effective December 3, 2005, the ING AIM Mid Cap Growth Portfolio (Class S) will merge into and become part of the ING FMR^{SM} Diversified Mid Cap Portfolio (Class S). Because of this merger, your investment in the ING AIM Mid Cap Growth Portfolio (Class S) automatically became an investment in the ING FMR^{SM} Diversified Mid Cap Portfolio (Class S) with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future allocations directed to the ING Aim Mid Cap Portfolio (Class S) will be automatically allocated to the ING FMR^{SM} Diversified Mid Cap Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. See also the **Transfers** section on page 42 of your prospectus for further information about making fund allocation changes.

ING VP MagnaCap Portfolio. On December 2, 2005, the ING VP MagnaCap Portfolio was closed to new investments by existing investors. Effective December 3, 2005, the ING VP MagnaCap Portfolio (Class I) will merged into and become part of the ING VP Value Opportunity Portfolio (Class I). Because of this merger, your investment in the ING VP MagnaCap Portfolio (Class I) automatically became an investment in the ING VP Value Opportunity Portfolio (Class I) with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP MagnaCap Portfolio (Class I) will be automatically allocated to the ING VP Value Opportunity Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. See also the **Transfers** section on page 42 of your prospectus for further information about making fund allocation changes.

Each of these mergers will provide investors the opportunity to invest in a larger fund with similar investment objectives and strategies and lower total fund expenses.

You will not incur any fees or charges or any tax liability because of these mergers, and your policy value immediately before the merger will equal your policy value immediately after the merger.

There will be no further disclosure regarding the ING AIM Mid Cap Growth and ING VP MagnaCap Portfolios in future prospectuses of the policy.

IMPORTANT INFORMATION ABOUT FUND ADDITIONS

Effective December 2, 2005, the following funds are added as available variable investment options under the policy:

- ING FMR[SM] Diversified Mid Cap Portfolio (Class S)
- ING MarketPro Portfolio (Class I)
- ING MarketStyle Growth Portfolio (Class I)
- ING MarketStyle Moderate Growth Portfolio (Class I)
- ING MarketStyle Moderate Portfolio (Class I)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING VP Value Opportunity Portfolio (Class I)

Information about these new funds is contained in the tables below.

The following information is added to the Fund Expense Table beginning on page 12 of the prospectus:

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING FMR[SM] Diversified Mid Cap Portfolio (Class S) [2]	0.75%	--	0.26%	1.01%	--	1.01%
ING MarketPro Portfolio (Class I) [27, 28, 29]	0.70%	--	0.10%	0.80%	--	0.80%
ING MarketStyle Growth Portfolio (Class I) [27, 29]	0.59%	--	0.05%	0.64%	0.08%	056%
ING MarketStyle Moderate Growth Portfolio (Class I) [27, 29]	0.55%	--	0.05%	0.60%	0.07%	0.53%
ING MarketStyle Moderate Portfolio (Class I) [27, 29]	0.53%	--	0.05%	0.58%	0.06%	0.52%
ING VP Index Plus International Equity Portfolio (Class S) [10, 20]	0.45%	--	0.47%	0.92%	0.12%	0.80%
ING VP Value Opportunity Portfolio (Class I) [19, 20]	0.60%	--	0.10%	0.70%	--	0.70%

[2] The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

[10] The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for these Portfolios. Other Expenses for each Portfolio are estimated because the Portfolios did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

[19]   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

[20]   ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

[27]   The amounts shown reflect the net operating expenses paid directly and indirectly by each Portfolio. Shareholders in each Portfolio will indirectly bear the proportionate expenses of the Institutional Class shares of the Underlying Funds. Because a weighted average is used in calculating expenses attributable to a Portfolio, the amount of the expenses of Underlying Funds indirectly borne by a Portfolio will vary based on the Portfolio's allocation of assets to, and the annualized net operating expenses of, the particular Underlying Funds during the Portfolio's fiscal year. For information regarding expenses of the Underlying Funds, see the Fund's prospectus. Other Expenses are estimated for the Portfolio's current fiscal year as the Portfolio had not commenced operations as of December 31, 2004.

[28]   Pursuant to an administrative services agreement with the Trust, ING Funds Services, LLC may receive an annual administrative services fee equal to 0.05% of the average daily net assets of the Portfolio, which is reflected under the heading Other Expenses.

[29]   ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with respect to each Portfolio under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments. The expense limitation agreement will continue through at least May 1, 2007. For further information regarding the expense limitation agreements, see the Fund's prospectus.

The Fund Fees and Expenses section on page 11 of the prospectus is hereby deleted in its entirety and replaced with the following:

Fund Fees and Expenses The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the Fund Expense Table which begins on the following page and the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses [5]	0.27%	1.74%
Total Net Annual Fund Expenses [5, 6]	0.27%	1.50%

[5] Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[6] The Total Net Annual Fund Expense figures include management fees, distribution (12b-1) fees and other expenses but also take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through May 1, 2006. Out of all of the funds available through the policy, 30 have contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. **See the Fund Expense Tables which begin on page 12 of the prospectus and page 2 of this supplement for more detailed information about these contractual arrangements.** The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

IMPORTANT INFORMATION REGARDING THE ING ALLIANCE MID CAP GROWTH PORTFOLIO

Effective December 2, 2005, the ING Alliance Mid-Cap Growth Portfolio will be renamed ING AllianceBernstein Mid-Cap Growth Portfolio. Accordingly, all references to ING Alliance Mid-Cap Growth Portfolio (Class I) are to be replaced with ING AllianceBernstein Mid-Cap Growth Portfolio (Class I).

IMPORTANT INFORMATION REGARDING THE ING SALOMON BROTHERS INVESTORS PORTFOLIO

Effective December 2, 2005, the ING Salomon Brothers Investors Portfolio will be renamed ING Lord Abbett Affiliated Portfolio and Lord, Abbett & Co. LLC will replace Salomon Brothers Asset Management Inc. as subadviser. Accordingly, all references to ING Salomon Brothers Investors Portfolio (Class I) are to be replaced with ING Lord Abbett Affiliated Portfolio (Class I) and Appendix B of the prospectus is to be revised to reflect the new subadvisory arrangement.

The following information is added to Appendix B of the prospectus:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Lord Abbett Affiliated Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Lord, Abbett & Co. LLC	Seeks long-term growth of capital.
ING MarketPro Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks capital appreciation.
ING MarketStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and some current income.
ING MarketStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING MarketStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and current income.
ING VP Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING VP Value Opportunity Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, dated April 29, 2005, is incorporated into Part B of this Post-Effective Amendment No. 9 to Registration Statement on Form N-6 (File No. 333-34404) by reference to Registrant's filing under Rule 497(c), as filed on April 29, 2005, (File No. 333-34404).

Part C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

        (2)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

        (3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 23, 1999; File No. 33-74190.)

        (4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

        (5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

        (6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

        (7)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

        (8)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

        (9)   Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(d)   (1)   Specimen Estate Designer Universal Life Insurance Policy (Form No. 2506 (JTVUL)-5/00). (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 20, 2001; File No. 333-34404.)

        (2)   Adjustable Term Insurance Rider (Form No. R2007-5/00). (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

        (3)   Single Life Term Insurance Rider (Insured #1) (Form No. R2004-8/99). (Incorporated herein by reference to Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 22, 1999; File No. 333-72753.)

(4)   Single Life Term Insurance Rider (Insured #2) (Form No. R2005-8/99). (Incorporated herein by reference to Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 22, 1999; File No. 333-72753.)

Accelerated Death Benefit Rider. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(e)   (1)   Specimen Variable Survivorship Life Insurance Application with Binding Limited Life Insurance Coverage Form (Form No. Q-2006-9/97). (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 22, 1999; File No. 333-72753.)

(2)   Investment Feature Selection Form (Form No. V-153-00 rev. 5/1/03). (Incorporated herein by reference to the Post-Effective Amendment No. 17 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 33-74190.)

(3)   Investment Feature Selection Form (Form No. V-174-01 rev. 5/1/03). (Incorporated herein by reference to the Post-Effective Amendment No. 17 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 33-74190.)

(4)   Specimen Application for Life Insurance Fixed and Variable Products (Form No. 110945). (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(f)   (1)   Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2)   Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3)   Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(4)   Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5)   Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g)   Not Applicable.

(h)   (1)   Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(2)   Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3)   Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4)   Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5)   Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(6)   Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(7)   Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(8)   Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(9)   Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(10)   Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(11)   Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(12)   Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(13)   Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(14)   Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(15)   Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(16)   First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(17) Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(18) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(19) First Amendment to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(20) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(21) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(22) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(23) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(24) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(25) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(26) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(27) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(28) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(29) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(30) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(31) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(32) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(33) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(34) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(35) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(36) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(37) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(38) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(39) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(40) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(41) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(42) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(43) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(44) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(45) Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(46) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(47) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(48) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(49) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(50) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(51) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(52) Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(53) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(54) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(55) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(56) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(57) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(58) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(59) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(60) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(61) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(62) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(63) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(64)   Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(65)   Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(66)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(67)   Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(68)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(69)   Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(70)   Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(71)   Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(72)   Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(73)   Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(74)   Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(75)   First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(76)   Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(77) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(78) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(79) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(80) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(81) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(82) Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(83) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(84) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(85) Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(86) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(87) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(88) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(89) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(90)   Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(91)   Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(92)   Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(93)   Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(i)   Not Applicable.

(j)   Not Applicable.

(k)   Opinion and Consent of Counsel. (Incorporated by reference to the Post-Effective Amendment No. 8 to the Registration Statement on Form N-6, File No. 333-34404, as filed on April 18, 2005.)

(l)   Not Applicable.

(m)   Not Applicable.

(n)   Consent of Independent Registered Public Accounting Firm.

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney. (Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6, File No. 333-117329, as filed on November 23, 2005.)

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401.	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005.	Vice President and Chief Compliance Officer
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Vice President, Compliance
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Cherie T. J. Goosen, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York (File No. 333-47527), as filed on April 7, 2005

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass Security Life, as depositor, as well as ING America Equities, Inc., as the principal underwriter. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   **Principal Underwriters**

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc*.

Name and Principal Business Address	Positions and Offices with Underwriter
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Director, President and Chief Executive Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Mark A. Smith, 2001 21st Avenue N.W., Minot, ND 58703	Director and Vice President
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Pamela S. Anson, 2001 21st Avenue N.W., Minot, ND 58703	Vice President
Dawn Peck, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President, Assistant Treasurer & Assistant Secretary
Frederick C. Litow, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 80203	Vice President and Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2004 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.	$0	$0	$27,617,856	$2,007,869

*   Compensation shown in column 5 includes: marketing allowances.

Item 31   **Location of Accounts and Records**

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   **Management Services**

None.

Item 33   **Fee Representations**

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 9 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 23rd day of November, 2005.


SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)


By: /s/ Donald W. Britton*
       Donald W. Britton
       President
       (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 9 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	November 23, 2005
/s/ Catherine H. Smith* Catherine H. Smith	Director	
/s/ Jacques de Vaucleroy * Jacques de Vaucleroy	Director	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
       J. Neil McMurdie
       * Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(n)	Consent of Independent Registered Public Accounting Firm